09059962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Huntington Dr., Suite 212
(No. and Street)

SEC Mail Processing Section
MAR 09 2009
Washington, DC

Arcadia, (City) CA (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kao Sheng Lin 626-821-9816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, Kao Sheng Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mail Bo
411 E. Huntinc
Arcadi
Phone (6

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 17 (Date) day of FEBRUARY (Month), 20 09 (Year), by

(1) KAO SHENG LIN (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ____________________ (Name of Signer),

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~)

Signature [signature] (Signature of Notary Public)

GEVORG TERTERYAN
Commission # 1605641
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Huntington Dr., Suite 212
(No. and Street)

Arcadia,	CA	91006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kao Sheng Lin 626-821-9816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles,	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kao Sheng Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT.

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mail
411 E. Hur
Arc
Phon

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

~~1 ______________________________~~
~~2 ______________________________~~
~~3 ______________________________~~
~~4 ______________________________~~
~~5 ______________________________~~
~~6 ______________________________~~

~~Signature of Document Signer No. 1~~ ~~Signature of Document Signer No. 2 (if any)~~

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

17 (Date) day of FEBRUARY (Month), 2009 (Year), by

(1) KAO SHENG LIN (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2) ______________________ (Name of Signer),~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature ______________________
Signature of Notary Public

GEVORG TERTERYAN
Commission # 1605641
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ox & Postal
ıgton Dr., Suite 107
la, CA 91006
626) 447-8260

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

KYSON & CO.

411 E. HUNTINGTON DR., SUITE 212

ARCADIA, CA 91006

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kyson & Co., Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Kyson & Co., Inc., (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2009

KYSON & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash		
Checking		$ 7,723
Savings		38,445
Total cash		46,168
Clearing broker deposit		50,000
Commissions receivable		8,516
Marketable securities		14,463
Property and Equipment, at cost, net of accumulated depreciation of $24,332		606
Rent Deposit		5,066
Petty cash		377
TOTAL ASSETS		$ 125,196

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses		$ 10,137
Brokers' fees payable		6,161
TOTAL LIABILITIES		16,298
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 1,000,000 shares authorized; 140,000 shares issued and outstanding	$ 140,000	
Paid-in capital	50,700	
Treasury stock	(35,000)	
Retained earnings (deficit)	(46,802)	108,898
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 125,196

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions and fees	$ 408,223
Interest income	3,582
Gain (loss) on investments	(15,756)
Other income (expense)	(28,274)
TOTAL REVENUES	367,775
DIRECT COSTS	
Quote services	21,640
Commission expense	92,791
Ticket clearing charges	119,749
TOTAL DIRECT COSTS	234,180
GROSS PROFITS	133,595
TOTAL OPERATING EXPENSES (page 8)	198,777
INCOME (LOSS) BEFORE TAX PROVISION	(65,182)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (65,982)

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	140,000	$ 140,000	$ (35,000)	$ 50,700	$ 19,180	$ 174,880
Net Income (Loss)					(65,982)	(65,982)
Balance, December 31, 2008	140,000	$ 140,000	$ (35,000)	$ 50,700	$ (46,802)	$ 108,898

See accompanying notes to financial statements

KYSON & CO.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net income (loss)	$ (65,982)
Depreciation and amortization	404
Changes in operating assets and liabilities:	
Petty cash	(325)
Commissions receivable	7,544
Clearing broker deposit	1,294
Accounts payable	7,908
Commissions payable	(3,159)
Net cash used by operating activities	(52,316)
Cash Flows for Acquisition Activities:	0
Cash Flows for Investing Activities:	
Purchase of marketable securities	(14,463)
Cash Flows for Investing Activities	(14,463)
Net increase(decrease) in cash	(66,779)
Cash - beginning of the year	112,947
Cash - December 31, 2008	$ 46,168
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

KYSON & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Kyson & Co., Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Arcadia, California. The Company operates pursuant to the (k) (2) (ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) and does not hold customer funds or securities. The Company was incorporated in July 27, 1994, and became a member of the NASD February 22, 1996. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2008 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 9.

NOTE 3 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (ii) exemptive provision.

KYSON & CO.

SCHEDULE OF OPERATING EXPENSES

FOR YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES		
Advertising/marketing	$	4,420
Charitable contribution		100
Depreciation		404
Dues and subscriptions		9,693
Insurance		1,832
Office expense		9,830
Postage		369
Professional fees		3,678
Rent		35,951
Salaries and payroll taxes		117,760
Telephone		8,094
Utilities		5,401
All other expenses		1,245
TOTAL OPERATING EXPENSES	$	198,777

See accompanying notes to financial statements

KYSON & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 108,898
Nonallowable assets:	
Property and Equipment, net of accumulated depreciation	(606)
Rent Deposit	(5,066)
Petty cash	(377)
Haircut - securities	(2,169)
Haircut - undue concentration	(627)
NET CAPITAL	$ 100,053
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 1,087
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 95,053
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 98,423
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 16,298
Aggregate indebtedness to net capital	0

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 100,666
VARIANCE	
Hair cut - undue concentration	(627)
Cash - increase	14
NET CAPITAL PER AUDITED REPORT	$ 100,053

See accompanying notes to financial statements

PART II

KYSON & CO.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kyson & Co.
Arcadia, California

In planning and performing my audit of the financial statements and supplemental schedules of Kyson & Co. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Kyson & Co.
Arcadia, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2009